UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: November 6, 2014

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated November 6, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 6, 2014	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY CORPORATION

REPORTS THIRD QUARTER 2014 RESULTS

Highlights

•	Third quarter 2014 total cash flow from vessel operations of $251.5 million, an increase of 29 percent from the same period of the prior year.

•

Third quarter 2014 adjusted net loss attributable to stockholders of Teekay of $12.6 million, or $0.17 per share (excluding specific items which increased GAAP net income by $15.0 million, or $0.20 per share).

•	In September 2014, Teekay announced intention to increase its dividend by 75-80 percent, with future increases primarily linked to growing cash flows from its two MLP subsidiaries.

•	In September 2014, the Petrojarl Knarr FPSO was offered for sale to Teekay Offshore; FPSO unit arrived in Norway and is anticipated to commence its charter contract in December 2014.

•	Total consolidated liquidity of approximately $1.5 billion as at September 30, 2014.

Hamilton, Bermuda, November 6, 2014 - Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported adjusted net loss attributable to its stockholders(1) of $12.6 million, or $0.17 per share, for the quarter ended September 30, 2014, compared to adjusted net loss attributable to its stockholders of $36.0 million, or $0.51 per share, for the same period of the prior year. Adjusted net loss attributable to its stockholders excludes a number of specific items that had the net effect of increasing GAAP net income by $15.0 million, or $0.20 per share, for the three months ended September 30, 2014 and increasing GAAP net loss by $13.1 million, or $0.18 per share, for the same period of the prior year, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net income attributable to its stockholders of $2.4 million, or $0.03 per share, for the quarter ended September 30, 2014, compared to net loss attributable to its stockholders of $49.1 million, or $0.69 per share, for the same period of the prior year. Net revenues(2) for the third quarter of 2014 increased to $456.0 million, compared to $426.8 million for the same period of the prior year.

For the nine months ended September 30, 2014, the Company reported adjusted net loss attributable to its stockholders(1) of $29.2 million, or $0.40 per share, compared to adjusted net loss attributable to its stockholders of $81.0 million, or $1.15 per share, for the same period of the prior year. Adjusted net loss attributable to its stockholders excludes a number of specific items that had the net effect of increasing GAAP net loss by $11.9 million, or $0.17 per share, for the nine months ended September 30, 2014 and decreasing GAAP net loss by $37.1 million, or $0.53 per share, for the same period of the prior year, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net loss attributable to its stockholders of $41.1 million, or $0.57 per share, for the nine months ended September 30, 2014, compared to net loss attributable to its stockholders of $43.9 million, or $0.62 per share, for the same period of the prior year. Net revenues(2) for the nine months ended September 30, 2014 increased to $1,346.3 million, compared to $1,256.0 million for the same period of the prior year.

On October 3, 2014, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended September 30, 2014. The cash dividend was paid on October 31, 2014 to all shareholders of record on October 17, 2014.

(1)

Adjusted net loss attributable to stockholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

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“While the third quarter 2014 results improved from the previous quarter, our results were lower than anticipated due to lower than expected production on the Foinaven FPSO relating to subsea issues, and the delayed start-up of the Banff FPSO and the Hi-Load DP unit charter contract,” commented Peter Evensen, Teekay’s President and Chief Executive Officer.

“We recently announced our new dividend policy which represents the next step in Teekay’s transformation into a pure-play owner of two general partnerships,” Mr. Evensen continued. “Based on the increase in cash flows we expect to receive from our general partner and limited partner ownership interests in Teekay Offshore following the proposed dropdown of the Knarr FPSO, we intend to raise Teekay’s annualized cash dividend to between $2.20 and $2.30 per share, representing an increase of approximately 75 to 80 percent. In addition, with a project backlog of approximately $5 billion of known growth capital expenditures at Teekay Offshore and Teekay LNG, we expect that Teekay’s dividend will continue to grow by approximately 20 percent per annum for at least the three years following the initial dividend increase.”

Mr. Evensen added, “The proposed dropdown of the Knarr FPSO is an important milestone in Teekay’s transformation because it will provide for significant deleveraging of Teekay Parent’s balance sheet. The Knarr FPSO, which has now been offered to Teekay Offshore and is currently being reviewed by Teekay Offshore’s Conflicts Committee, is anticipated to achieve first oil in December of this year.”

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Operating Results

The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay Parent (which excludes the results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers). A brief description of each entity and an analysis of its respective financial results follow the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.

	Three Months Ended September 30, 2014
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues(1)	229,820	100,328	50,598	102,027	(26,773)	456,000

Vessel operating expense	(91,638)	(23,538)	(22,935)	(67,975)	—	(206,086)
Time-charter hire expense	(7,085)	—	(6,309)	(31,932)	28,428	(16,898)
Depreciation and amortization	(49,759)	(23,309)	(12,451)	(21,316)	—	(106,835)

CFVO - Consolidated(2)(3)(4)	114,630	71,455	18,464	(14,003)	1,530	192,076
CFVO - Equity Investments(5)	5,506	51,829	2,695	943	(1,530)	59,443
CFVO - Total	120,136	123,284	21,159	(13,060)	—	251,519

	Three Months Ended September 30, 2013
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues(1)	207,347	100,319	38,996	104,142	(24,031)	426,773

Vessel operating expense	(89,788)	(24,655)	(21,859)	(81,277)	—	(217,579)
Time-charter hire expense	(14,142)	—	(1,216)	(33,389)	23,261	(25,486)
Depreciation and amortization	(51,920)	(24,440)	(11,935)	(20,819)	—	(109,114)

CFVO - Consolidated(2)(3)(4)	87,469	73,291	12,604	(34,531)	—	138,833
CFVO - Equity Investments(5)	4,852	51,870	1,416	(1,771)	—	56,367
CFVO - Total	92,321	125,161	14,020	(36,302)	—	195,200

(1)

Net revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C and Appendix E of this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(3)

Excludes CFVO relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.

(4)

In addition to CFVO from directly owned vessels, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended September 30, 2014 and 2013, Teekay Parent received dividends and distributions from Teekay LNG, Teekay Offshore and Teekay Tankers totaling $43.8 million and $40.1 million, respectively. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.

(5)

CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. Please refer to Appendix E of this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Teekay Offshore Partners L.P.

Teekay Offshore is an international provider of marine transportation, oil production, storage services and floating accommodation to the offshore oil industry through its fleet of 33 shuttle tankers (including two charter-in vessels and one vessel currently in lay-up as a candidate for conversion to an offshore unit), six floating production, storage and offloading (FPSO) units (including one committed FPSO conversion unit), six floating storage and offtake (FSO) units (excluding one existing shuttle tanker scheduled to commence conversion to an FSO unit following expiry of its current charter contract in 2015), 10 long-haul towing and anchor handling vessels (including six vessels Teekay Offshore has agreed to acquire between the fourth quarter of 2014 and first quarter of 2015 and four newbuildings scheduled to deliver during 2016), three floating accommodation unit newbuildings, one Hi-Load Dynamic Positioning (DP) unit and four conventional oil tankers. Teekay Offshore’s interests in these vessels range from 50 to 100 percent. Teekay Offshore also has the right to participate in certain other FPSO and vessel opportunities pursuant to the omnibus agreement with Teekay. Teekay Parent currently owns a 29.2 percent interest in Teekay Offshore (including the 2 percent sole general partner interest).

For the third quarter of 2014, Teekay Offshore’s quarterly distribution was $0.5384 per common unit. The cash distribution to be received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay Offshore totaled $17.7 million for the third quarter of 2014, as detailed in Appendix D to this release.

Cash flow from vessel operations from Teekay Offshore increased to $120.1 million in the third quarter of 2014, from $92.3 million in the same period of the prior year. The increase was primarily due to the contributions from the Voyageur Spirit FPSO unit following the commencement of its time-charter in August 2013, the three BG shuttle tanker newbuildings following commencement of their respective time-charters in August and November 2013 and January 2014 and the Suksan Salamander FSO following commencement of its time-charter in August 2014. These increases were partially offset by the lay-up and sale of older shuttle and conventional tankers during 2013 and 2014 as their related charter contracts expired or terminated and the scheduled drydocking of the Navion Saga FSO during the third quarter of 2014.

The results for the third quarter of 2014 were negatively impacted by the delayed start-up of the Hi-Load DP unit charter contract. The Hi-Load DP unit continues to undergo operational testing, and related delays in commencement of operations may affect previously anticipated cash flow from the unit. Upon successful completion of the testing, the unit is expected to commence its time-charter contract with Petrobras in Brazil.

In October 2014, Teekay Offshore, through its 50/50 joint venture with Odebrecht Oil & Gas S.A., signed a letter of intent with Petroleo Brasileiro SA (Petrobras) to provide an FPSO unit for the Libra field located in the Santos Basin offshore Brazil. The contract, which is expected to be finalized in the fourth quarter of 2014, will be serviced by a new FPSO unit converted from Teekay Offshore’s 1995-built shuttle tanker, the Navion Norvegia. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and is scheduled to commence operations in early-2017 under a 12-year firm period fixed-rate contract with Petrobras. The FPSO conversion is expected to be completed for a total fully built-up cost of approximately $1 billion.

In late-October 2014, Teekay Offshore, through its wholly-owned subsidiary ALP Maritime Services B.V. (ALP), agreed to acquire six modern on-the-water long-distance towing and anchor handling vessels for approximately $220 million. The vessels to be acquired were built between 2006 and 2010 and are all equipped with dynamic positioning (DP) capabilities. Teekay Offshore expects to take delivery of the six vessels during the fourth quarter of 2014 and the first quarter of 2015. Including these vessels, along with ALP’s four state-of-the-art long-distance towing and anchor handling newbuildings scheduled to deliver in 2016, ALP will become the world’s largest owner and operator of DP towing and anchor handling vessels. All ten vessels will be capable of long-distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (FLNG) units and floating drill rigs. The acquisition remains subject to customary closing conditions, including the completion of vessel inspections and documentation.

Teekay LNG Partners L.P.

Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services, generally under long-term, fixed-rate charter contracts, through its current fleet of 44 LNG carriers (including one LNG regasification unit and 15 newbuildings under construction), 26 LPG/Multigas carriers (including nine newbuildings under construction) and eight conventional tankers. Teekay LNG’s interests in these vessels range from 20 to 100 percent. In addition, Teekay LNG, through its 50/50 LPG joint venture with Exmar NV (Exmar LPG BVBA), charters-in four LPG carriers. Teekay Parent currently owns a 34.0 percent interest in Teekay LNG (including the 2 percent sole general partner interest).

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For the third quarter of 2014, Teekay LNG’s quarterly distribution was $0.6918 per common unit. The cash distribution to be received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay LNG totaled $25.3 million for the third quarter of 2014, as detailed in Appendix D to this release.

Teekay LNG’s total cash flow from vessel operations, including cash flows from equity-accounted vessels, was $123.3 million in the third quarter of 2014, compared to $125.2 million in the same period of the prior year. The decrease was primarily due to the sale of three 2000 and 2001-built conventional tankers and four older LPG carriers in Exmar LPG BVBA in 2013 and 2014 and the scheduled dry docking of one LNG carrier and two LPG carriers in Exmar LPG BVBA during the third quarter of 2014, partially offset by the acquisitions of, and contributions from, the two Awilco LNG carriers in late-2013 and higher revenues from Exmar LPG BVBA as a result of three newbuilding deliveries in 2014.

In late-October 2014, Teekay LNG agreed to acquire a 2003-built 10,200 cubic meter (cbm) LPG carrier, the Norgas Napa, from I.M. Skaugen SE (Skaugen) for approximately $27 million. Teekay LNG expects to take delivery of the vessel in mid-November 2014. Upon delivery, Skaugen will bareboat-charter the vessel back for a period of five-years at a fixed rate plus a profit share component based on actual earnings of the vessel, which is trading in Skaugen’s Norgas pool.

Teekay Tankers Ltd.

Teekay Tankers currently owns a fleet of 28 vessels, including 11 Aframax tankers, 10 Suezmax tankers, three Long Range 2 (LR2) product tankers, three Medium-Range (MR) product tankers and a 50 percent interest in a Very Large Crude Carrier (VLCC). In addition, Teekay Tankers has contracted to charter-in six Aframax and four LR2 product tankers. Of the 38 vessels, 12 are employed on fixed-rate time-charters, generally ranging from one to three years in initial duration, with the remaining vessels trading in spot tanker pools. In addition, Teekay Tankers owns a minority interest in Tanker Investments Ltd. (TIL) (OSLO: TIL), which currently owns a fleet of 14 modern tankers. Based on its current ownership of Teekay Tankers Class A common stock and its ownership of 100 percent of the outstanding Class B stock, Teekay Parent currently owns a 28.7 percent economic interest in and has voting control of Teekay Tankers.

For the third quarter of 2014, Teekay Tankers declared a dividend of $0.03 per share. Based on its ownership of Teekay Tankers Class A and Class B shares, the dividend paid to Teekay Parent totaled $0.8 million for the third quarter of 2014.

Cash flow from vessel operations from Teekay Tankers increased to $21.2 million in the third quarter of 2014, from $14.0 million in the same period of the prior year. The increase is primarily due to stronger average spot tanker rates in the third quarter of 2014 compared to the same period in the prior year, an increase in fleet size due to the addition of six in-chartered vessels during 2014 and higher equity income as a result of commercial and technical management fees earned through Teekay Tankers’ 50 percent interest in the conventional tanker commercial management and technical management operations acquired from Teekay on August 1, 2014 (Teekay Operations).

In October 2014, Teekay Tankers secured time charter-in contracts for two additional Aframax vessels, which increased Teekay Tankers’ total time charter-in fleet to ten vessels. The new time charter-in contracts have an average daily rate of $18,000 and firm contract periods of six months to 33 months, with extension options.

Teekay Parent

In addition to its equity ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers, Teekay Parent directly owns five FPSO units and one VLCC vessel. As at November 1, 2014, Teekay Parent also had seven charter-in conventional tankers (including four Aframax tankers owned by Teekay Offshore), two charter-in LNG carriers owned by Teekay LNG, and three charter-in FSOs and two shuttle tankers owned by Teekay Offshore.

For the third quarter of 2014, Teekay Parent generated negative cash flow from vessel operations of $13.1 million, compared to negative cash flow from vessel operations of $36.3 million in the same period of the prior year. The reduction in negative cash flow is primarily due to the Banff FPSO recommencing operations under its time-charter contract in July 2014 following a storm event in late-2011, the re-delivery of several in-chartered tankers over the past year and higher spot tanker rates.

In July 2014, repairs to the gas compressors on the Foinaven FPSO were completed and the unit was available to produce at its maximum capacity. However, due to issues with the subsea flow lines, which are the responsibility of the charterer, the field was unable to produce at maximum capacity. As a result, the Foinaven FPSO is expected to generate lower revenues until these issues are resolved by the charterer.

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In late-September, Teekay Parent announced a new dividend policy under which the Company’s future dividend payments will be primarily linked to cash flows received from the Company’s general partnership (GP) and limited partnership (LP) interests in its two master limited partnerships, Teekay LNG and Teekay Offshore, together with other dividends received, after deductions for parent company level corporate general and administrative expenses and any reserves determined to be required by the Company’s Board of Directors. The new dividend policy is expected to take effect for the quarter immediately following the completion of the sale of the Petrojarl Knarr FPSO unit to Teekay Offshore.

In late-June 2014, Teekay Parent took delivery of the Petrojarl Knarr FPSO newbuilding in South Korea and the unit arrived in Norway in mid-September 2014. Following installation and offshore testing on the Knarr field, the unit is anticipated to commence its ten-year charter contract with BG Group in December 2014. In September 2014, Teekay Parent formally offered to sell the Petrojarl Knarr FPSO to Teekay Offshore for its fully built-up cost of approximately $1.16 billion. The offer is currently being reviewed by the Conflicts Committee of Teekay Offshore’s Board of Directors. Once approved by the Conflicts Committee and Teekay Offshore’s Board of Directors, the sale will remain subject to the Petrojarl Knarr FPSO achieving first oil.

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Fleet List

The following table summarizes Teekay’s consolidated fleet of 192 vessels as at November 1, 2014, including chartered-in vessels and vessels under construction but excluding vessels managed for third parties:

	Number of Vessels(1)
	Owned Vessels	Chartered-in Vessels	Newbuildings / Conversions	Total
Teekay Parent Fleet (2)(3)
Aframax Tankers (4)	—	2	—	2
VLCC Tanker	1	—	—	1
MR Product Tanker	—	1	—	1
FPSO Units	4	—	1	5

Total Teekay Parent Fleet	5	3	1	9

Teekay Offshore Fleet (5)	53	2	8	63

Teekay LNG Fleet	54	4	24	82

Teekay Tankers Fleet	28	10	—	38

Total Teekay Consolidated Fleet	140	19	33	192

(1)	Ownership interests in these vessels range from 20 percent to 100 percent.
(2)	Excludes two LNG carriers chartered-in from Teekay LNG.
(3)	Excludes two shuttle tankers and three FSO units chartered-in from Teekay Offshore.
(4)	Excludes four Aframax tankers chartered-in from Teekay Offshore.
(5)

Owned Vessels includes six long-distance towing and anchor-handling vessels that Teekay Offshore agreed to acquire in October 2014 and which are expected to deliver during the fourth quarter of 2014 and first quarter of 2015.

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Liquidity

As at September 30, 2014, the Company had consolidated liquidity of $1.5 billion (consisting of $705.9 million of cash and cash equivalents and $777.1 million of undrawn revolving credit facilities), of which $469.9 million of liquidity (consisting of $337.5 million cash and cash equivalents and $132.4 million of undrawn revolving credit facilities) is attributable to Teekay Parent.

Conference Call

The Company plans to host a conference call on Thursday, November 6, 2014 at 11:00 a.m. (ET) to discuss its results for the third quarter of 2014. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 499-4035 or (416) 204-9269, if outside North America, and quoting conference ID code 7001692.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, November 13, 2014. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7001692.

About Teekay

Teekay Corporation is a portfolio manager and project developer in the marine midstream space that owns a 2 percent general partner interest, all of the outstanding incentive distributions rights and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO). In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and a fleet of directly-owned vessels. The combined Teekay entities manage and operate consolidated assets of over $12 billion, comprised of over 190 liquefied gas, offshore, and conventional tanker assets. With offices in 15 countries and approximately 6,700 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Website: www.teekay.com

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES (1)	490,183	452,254	454,795	1,448,931	1,336,539

Voyage expenses	(34,183)	(33,439)	(28,022)	(102,634)	(80,491)
Vessel operating expenses (1)(2)	(206,086)	(201,714)	(217,579)	(608,986)	(601,021)
Time-charter hire expense	(16,898)	(9,714)	(25,486)	(42,904)	(79,482)
Depreciation and amortization	(106,835)	(103,373)	(109,114)	(313,666)	(321,377)
General and administrative (2)	(31,585)	(36,945)	(31,932)	(106,408)	(106,598)
Asset impairments (3)	(4,759)	—	(57,502)	(4,759)	(57,502)
Loan loss recoveries (provision) (4)	—	2,521	(15,344)	2,521	(25,551)
Gain on sale of vessels and equipment	1,217	9,615	726	10,670	2,035
Restructuring charges	(2,665)	244	(461)	(3,060)	(4,304)

Income (loss) from vessel operations	88,389	79,449	(29,919)	279,705	62,248

Interest expense (2)	(52,206)	(49,656)	(45,817)	(151,195)	(133,014)
Interest income (2)	2,786	793	1,543	5,362	4,579
Realized and unrealized (loss) gain on derivative instruments (2)	(5,792)	(75,331)	(26,707)	(128,371)	15,539
Equity income (5)	39,932	35,271	26,753	102,697	101,440
Income tax (expense) recovery	(3,111)	(3,193)	662	(9,102)	(3,711)
Foreign exchange gain (loss)	19,497	(2,046)	(11,837)	16,557	(8,970)
Other (loss) income - net	(1,671)	(734)	625	5,846	4,481

Net income (loss)	87,824	(15,447)	(84,697)	121,499	42,592
Less: Net (income) loss attributable to non-controlling interests	(85,450)	(27,540)	35,593	(162,600)	(86,465)

Net income (loss) attributable to stockholders of Teekay Corporation	2,374	(42,987)	(49,104)	(41,101)	(43,873)

Income (loss) per common share of Teekay
- Basic	$0.03	($0.60)	($0.69)	($0.57)	($0.62)
- Diluted	$0.03	($0.60)	($0.69)	($0.57)	($0.62)

Weighted-average number of common shares outstanding
- Basic	72,393,072	72,036,526	70,755,282	71,925,307	70,348,872
- Diluted	73,736,393	72,036,526	70,755,282	71,925,307	70,348,872

(1)

The costs of business development and engineering studies relating to North Sea FPSO and FSO projects that the Company is pursuing are substantially reimbursable from customers upon completion. For the three and nine months ended September 30, 2014, $0.5 million and $2.6 million of costs were recognized. For the three and nine months ended September 30, 2013, $17.5 million of revenues and $20.1 million of costs were recognized upon completion of two North Sea FPSO studies, and $20.3 million of revenues and $22.7 million of costs were recognized upon completion of three North Sea FPSO studies, respectively.

(2)

Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of income (loss). The realized (losses) gain relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments, as detailed in the table below:

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	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2014	2014	2013	2014	2013
Realized (losses) gains relating to:
Interest rate swaps	(32,106)	(30,755)	(30,254)	(92,352)	(91,472)
Termination of interest rate swap agreements	—	—	(31,798)	1,000	(35,985)
Foreign currency forward contracts	(434)	110	152	(1,608)	(1,333)

	(32,540)	(30,645)	(61,900)	(92,960)	(128,790)

Unrealized gains (losses) relating to:
Interest rate swaps	31,560	(39,096)	32,542	(32,934)	148,657
Foreign currency forward contracts	(3,897)	(1,926)	2,651	(2,772)	(4,328)
Stock purchase warrants	(915)	(3,664)	—	295	—

	26,748	(44,686)	35,193	(35,411)	144,329

Total realized and unrealized (losses) gains on non-designated derivative instruments	(5,792)	(75,331)	(26,707)	(128,371)	15,539

(3)

The Company recognized asset impairments of $4.8 million for the three and nine months ended September 30, 2014 related to the impairment of one 1990s-built shuttle tanker owned by Teekay Offshore. The impairment was the result of the current contract expiring in December 2014 which is expected to be re-chartered at a lower rate. Asset impairments of $57.5 million for the three and nine months ended September 30, 2013 include the impairment of four shuttle tankers owned by Teekay Offshore, including the impairment of $37.2 million related to two shuttle tankers which Teekay Offshore owns through a 50 percent-owned consolidated subsidiary. The impairments were the result of the re-contracting of two of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract in September 2013 and a change in expectations for a contract renewal for a shuttle tanker operating in Brazil.

(4)

The Company recovered $2.5 million for the three months ended June 30, 2014, related to a receivable for an FPSO front-end engineering and design study (FEED) completed in 2013, which was previously provided for. The Company also recognized $11.5 million and $21.7 million of allowances, respectively, for the three and nine months ended September 30, 2013, in relation to its investments in three term loans. These loan loss provisions were reversed later in 2013.

(5)

The Company’s proportionate share of items within equity income as identified in Appendix A of this release, is as detailed in the table below. By excluding these items from equity income, the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity accounted investments.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2014	2014	2013	2014	2013
Equity income	39,932	35,271	26,753	102,697	101,440
Proportionate share of unrealized (gains) losses on derivative instruments	(6,113)	1,990	(1,707)	(3,214)	(24,256)
Dilution gain on share issuance by TIL	—	—	—	(4,108)	—
Other(i)	(8,117)	(9,772)	4,100	(16,923)	4,100

Equity income adjusted for items in Appendix A	25,702	27,489	29,146	78,452	81,284

(i)	Includes gains on sale of vessels in Exmar LPG BVBA joint venture during 2014 and restructuring accruals and loan loss provision in Sevan Marine ASA during 2013.

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at September 30, 2014 (unaudited)	As at June 30, 2014 (unaudited)	As at December 31 2013 (unaudited)
ASSETS
Cash and cash equivalents	705,896	748,900	614,660
Other current assets	513,739	643,471	622,771
Restricted cash – current	3,142	3,935	4,748
Restricted cash – long-term	498,537	499,108	497,984
Assets held for sale(1)	6,758	—	176,247
Vessels and equipment	6,377,906	6,424,695	6,554,820
Advances on newbuilding contracts and conversion costs	1,496,349	1,403,850	796,324
Derivative assets	137,411	131,983	92,837
Investment in equity accounted investees	854,669	807,700	690,309
Investment in term loans	—	—	211,579
Investment in direct financing leases	767,934	774,026	727,262
Other assets	481,648	348,314	291,723
Intangible assets	97,886	101,157	107,898
Goodwill	168,572	168,572	166,539

Total assets	12,110,447	12,055,711	11,555,701

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	526,016	571,979	565,239
Liabilities associated with assets held for sale(1)	—	—	168,007
Current portion of long-term debt	736,285	721,317	1,028,093
Long-term debt	6,523,719	6,576,224	5,679,706
Derivative liabilities	562,064	549,515	443,569
In-process revenue contracts	183,299	159,816	179,852
Other long-term liabilities	342,802	367,698	271,621
Redeemable non-controlling interest	17,286	15,149	16,564
Equity:
Non-controlling interests	2,117,953	2,009,585	2,071,262
Stockholders of Teekay	1,101,023	1,084,428	1,131,788

Total liabilities and equity	12,110,447	12,055,711	11,555,701

(1)

In connection with the expected sale of a shuttle tanker to Teekay Offshore’s 50/50 joint venture with Odebrecht for conversion to an FPSO unit, which is expected to commence a 12-year contract in early-2017, the vessel and equipment related to the vessel were classified as “Assets held for sale” as at September 30, 2014. In connection with the 2014 sale of four conventional tanker owning companies to TIL, the vessels and equipment, long-term debt and working capital related to the four vessel-owning companies were classified as “Assets held for sale” and “Liabilities associated with assets held for sale” as at December 31, 2013.

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine Months Ended September 30
	2014 (unaudited)	2013 (unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	291,163	95,027

FINANCING ACTIVITIES
Net proceeds from long-term debt	2,095,834	1,718,226
Scheduled repayments of long-term debt	(691,861)	(211,424)
Prepayments of long-term debt	(786,890)	(823,170)
(Increase) decrease in restricted cash	(565)	31,042
Net proceeds from equity issuances of subsidiaries	145,228	252,361
Equity contribution by joint venture partner	26,267	1,684
Issuance of common stock upon exercise of stock options	53,544	19,541
Distribution from subsidiaries to non-controlling interests	(245,852)	(196,316)
Cash dividends paid	(68,077)	(67,762)
Other	(4,658)	(7,840)

Net financing cash flow	522,970	716,342

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(678,089)	(553,630)
Proceeds from sale of vessels and equipment	167,274	47,704
Advances to joint ventures and joint venture partners	(88,483)	(40,160)
Investment in equity accounted investments	(64,509)	(140,804)
Investment in direct financing lease assets	(54,800)	(151,716)
Investment in CVI Ocean Transportation II Inc.	(25,000)	—
Other	20,710	6,162

Net investing cash flow	(722,897)	(832,444)

Increase (decrease) in cash and cash equivalents	91,236	(21,075)
Cash and cash equivalents, beginning of the period	614,660	639,491

Cash and cash equivalents, end of the period	705,896	618,416

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TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net loss attributable to stockholders of Teekay, a non-GAAP financial measure, to net loss attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net loss attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended September 30, 2014		Nine Months Ended September 30, 2014
	(unaudited)		(unaudited)
	$	$ Per Share (1)	$	$ Per Share (1)
Net income – GAAP basis	87,824		121,499
Adjust for: Net income attributable to non-controlling interests	(85,450)		(162,600)

Net income (loss) attributable to stockholders of Teekay	2,374	0.03	(41,101)	(0.57)
Add (subtract) specific items affecting net income:
Unrealized (gains) losses from derivative instruments (2)	(32,861)	(0.45)	32,197	0.45
Foreign exchange gain (3)	(20,378)	(0.28)	(17,726)	(0.25)
Restructuring charges (4)	2,665	0.04	3,060	0.04
Gain on sale of vessels, net of asset impairments (5)	(4,575)	(0.06)	(16,549)	(0.23)
Realized gain on termination of interest rate swap	—	—	(1,000)	(0.01)
Dilution gain on share issuance by TIL (6)	—	—	(4,108)	(0.06)
Other (7)	5,584	0.08	1,881	0.03
Non-controlling interests’ share of items above (8)	34,612	0.47	14,149	0.20

Total adjustments	(14,953)	(0.20)	11,904	0.17

Adjusted net loss attributable to stockholders of Teekay	(12,579)	(0.17)	(29,197)	(0.40)

(1)	Fully diluted per share amounts.
(2)

Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income from joint ventures.

(3)

Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner in addition to the unrealized gains and losses on cross currency swaps used to hedge the principal and interest on the Norwegian Kroner bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Restructuring charges primarily relate to the reorganization of the Company’s marine operations and crew redundancy accrual relating to the sale of a vessel.
(5)

Includes the Company’s share of the gain on sale of vessels in Exmar LPG BVBA joint venture, a net gain on the sale of an office building, a net gain on sale of six vessels to TIL, the recovery of FPSO FEED study costs previously provided for, net of impairment of a shuttle tanker,

(6)	Relates to the unrealized gain on the TIL stock purchase warrants issued to the Company and Teekay Tankers in connection with TIL’s formation and initial funding.
(7)	Other primarily relates to pre-operational costs and realized losses on interest rate swaps for the Petrojarl Knarr FPSO.
(8)

Items affecting net income include items from the Company’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net loss attributable to stockholders of Teekay, a non-GAAP financial measure, to net loss attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net loss attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended September 30, 2013		Nine Months Ended September 30, 2013
	(unaudited)		(unaudited)
	$	$ Per Share (1)	$	$ Per Share (1)
Net (loss) income – GAAP basis	(84,697)		42,592
Adjust for: Net loss (income) attributable to non-controlling interests	35,593		(86,465)

Net loss attributable to stockholders of Teekay	(49,104)	(0.69)	(43,873)	(0.62)
Add (subtract) specific items affecting net (loss) income:
Unrealized gains from derivative instruments (2)	(36,881)	(0.52)	(163,946)	(2.33)
Foreign exchange loss (3)	12,199	0.17	12,085	0.17
Asset impairments, provisions and gain on sale of vessels and equipment (4)	72,120	1.01	81,018	1.15
Restructuring charges(5)	461	0.01	4,304	0.06
Realized loss on termination of interest rate swap	31,798	0.45	31,798	0.45
Other (6)	2,968	0.04	10,270	0.15
Non-controlling interests’ share of items above(7)	(69,575)	(0.98)	(12,677)	(0.18)

Total adjustments	13,090	0.18	(37,148)	(0.53)

Adjusted net loss attributable to stockholders of Teekay	(36,014)	(0.51)	(81,021)	(1.15)

(1)	Fully diluted per share amounts.
(2)

Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.

(3)

Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner in addition to the unrealized gains and losses on cross currency swaps used to hedge the principal and interest on the Norwegian Kroner bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)

Relates to allowances provided against investments in term loans, impairment of four shuttle tankers including two shuttle tankers which Teekay Offshore owns through a 50 percent-owned consolidated subsidiary, a loan loss provision on a loan to a joint venture partner, gain on sale of equipment and gain (loss) on sale of three conventional tankers.

(5)	Restructuring charges relate to the reorganization of the Company’s marine operations.
(6)

Other primarily relates to recognition of unrealized loss on sale of marketable securities, pension fund closure, and realized (gain) loss on foreign exchange forward contracts relating to certain capital acquisition expenditures and certain items in joint ventures.

(7)

Items affecting net (loss) income include items from the Company’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net income (loss) are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY BALANCE SHEET AS AT SEPTEMBER 30, 2014

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Total
ASSETS
Cash and cash equivalents	224,566	97,455	46,366	337,509	—	705,896
Other current assets	185,093	25,182	60,996	242,468	—	513,739
Restricted cash	—	497,866	—	3,813	—	501,679
Vessel held for sale	6,758	—	—	—	—	6,758
Vessels and equipment	2,942,497	1,720,204	838,139	877,066	—	6,377,906
Advances on newbuilding contracts and conversion costs	152,919	139,015	—	1,204,415	—	1,496,349
Derivative assets	7,943	122,557	3,568	3,343	—	137,411
Investment in equity accounted investees	59,793	695,803	54,465	72,014	(27,406)	854,669
Investment in direct financing leases	77,827	690,107	—	—	—	767,934
Other assets	59,105	229,025	13,062	180,456	—	481,648
Advances to (from) affiliates	53,572	21,263	9,895	(84,730)	—	—
Equity investment in subsidiaries	—	—	—	458,692	(458,692)	—
Intangibles and goodwill	136,562	125,491	—	4,405	—	266,458

TOTAL ASSETS	3,906,635	4,363,968	1,026,491	3,299,451	(486,098)	12,110,447

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	183,001	58,494	25,934	258,587	—	526,016
Advances from (to) affiliates	46,709	48,610	9,252	(104,571)	—	—
Current portion of long-term debt	376,025	210,345	46,959	102,956	—	736,285
Long-term debt	2,211,618	2,074,777	593,297	1,644,027	—	6,523,719
Derivative liabilities	233,465	257,887	19,471	51,241	—	562,064
In process revenue contracts	91,761	37,491	—	54,047	—	183,299
Other long-term liabilities	38,954	106,862	5,559	191,427	—	342,802
Redeemable non-controlling interest	17,286	—	—	—	—	17,286
Equity:
Non-controlling interests (1)	44,970	44,184	—	714	2,028,085	2,117,953
Equity attributable to stockholders/unitholders of publicly-listed entities	662,846	1,525,318	326,019	1,101,023	(2,514,183)	1,101,023

TOTAL LIABILITIES AND EQUITY	3,906,635	4,363,968	1,026,491	3,299,451	(486,098)	12,110,447

NET DEBT (2)	2,363,077	1,689,801	593,890	1,405,661	—	6,052,429

(1)

Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the respective joint venture partners’ share of joint venture net assets. Non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.

(2)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF INCOME (LOSS) FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Total
Revenues	258,442	100,776	53,470	105,902	(28,407)	490,183

Voyage expenses	(28,622)	(448)	(2,872)	(3,875)	1,634	(34,183)
Vessel operating expenses	(91,638)	(23,538)	(22,935)	(67,975)	—	(206,086)
Time-charter hire expense	(7,085)	—	(6,309)	(31,932)	28,428	(16,898)
Depreciation and amortization	(49,759)	(23,309)	(12,451)	(21,316)	—	(106,835)
General and administrative	(14,038)	(5,579)	(2,890)	(8,953)	(125)	(31,585)
Asset impairments	(4,759)	—	—	—	—	(4,759)
Gain (loss) on sale of vessels and equipment	—	—	—	8,502	(7,285)	1,217
Restructuring charges	—	(2,231)	—	(434)	—	(2,665)

Income (loss) from vessel operations	62,541	45,671	6,013	(20,081)	(5,755)	88,389

Interest expense	(22,911)	(14,747)	(2,042)	(12,538)	32	(52,206)
Interest income	145	1,530	49	1,062	—	2,786
Realized and unrealized (losses) gains on derivative instruments	(9,432)	2,288	447	905	—	(5,792)
Income tax expense	(1,468)	(370)	(116)	(1,157)	—	(3,111)
Equity income (loss)	2,486	38,710	1,612	(1,519)	(1,357)	39,932
Equity in earnings of subsidiaries (1)	—	—	—	40,215	(40,215)	—
Foreign exchange (loss) gain	(939)	23,477	(89)	(2,761)	(191)	19,497
Other – net	(278)	210	(12)	(1,604)	13	(1,671)

Net income (loss)	30,144	96,769	5,862	2,522	(47,473)	87,824
Less: Net income attributable to non-controlling interests (2)	(1,623)	(6,182)	—	(148)	(77,497)	(85,450)

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	28,521	90,587	5,862	2,374	(124,970)	2,374

CFVO - Consolidated (3)(4)	114,630	71,455	18,464	(14,003)	1,530	192,076
CFVO - Equity Investments (5)	5,506	51,829	2,695	943	(1,530)	59,443
CFVO - Total	120,136	123,284	21,159	(13,060)	—	251,519

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(2)

Net income attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income loss of their respective joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded subsidiaries.

(3)

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(4)

In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended September 30, 2014, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $43.8 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.

(5)

CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF INCOME (LOSS) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Total
Revenues	759,078	303,589	159,662	313,123	(86,521)	1,448,931

Voyage expenses	(88,332)	(2,948)	(7,923)	(8,550)	5,119	(102,634)
Vessel operating expenses	(267,952)	(72,114)	(69,314)	(199,606)	—	(608,986)
Time-charter hire expense	(23,472)	—	(8,473)	(95,862)	84,903	(42,904)
Depreciation and amortization	(146,721)	(70,949)	(37,378)	(58,618)	—	(313,666)
General and administrative	(46,941)	(18,241)	(9,245)	(30,010)	(1,971)	(106,408)
Asset impairments	(4,759)	—	—	—	—	(4,759)
Loan loss recoveries	—	—	—	2,521	—	2,521
Gain (loss) on sale of vessels and equipment	—	—	9,955	8,000	(7,285)	10,670
Restructuring recovery (charge)	262	(2,231)	—	(1,091)	—	(3,060)

Income (loss) from vessel operations	181,163	137,106	37,284	(70,093)	(5,755)	279,705

Interest expense	(63,399)	(44,646)	(6,663)	(36,519)	32	(151,195)
Interest income	512	2,750	247	1,853	—	5,362
Realized and unrealized losses on derivative instruments	(84,208)	(21,568)	(1,523)	(21,072)	—	(128,371)
Income tax expense	(2,913)	(1,140)	(210)	(4,839)	—	(9,102)
Equity income (loss)	8,577	92,007	4,221	(751)	(1,357)	102,697
Equity in earnings of subsidiaries (1)	—	—	—	90,267	(90,267)	—
Foreign exchange (loss) gain	(4,550)	22,632	(104)	(1,230)	(191)	16,557
Other – net	184	636	3,631	1,382	13	5,846

Net income (loss)	35,366	187,777	36,883	(41,002)	(97,525)	121,499
Less: Net income attributable to non-controlling interests (2)	(4,956)	(15,295)	—	(99)	(142,250)	(162,600)

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	30,410	172,482	36,883	(41,101)	(239,775)	(41,101)

CFVO - Consolidated (3)(4)	325,553	214,539	64,707	(42,766)	1,530	563,563
CFVO - Equity Investments (5)	20,588	150,863	5,396	2,095	(1,530)	177,412
CFVO - Total	346,141	365,402	70,103	(40,671)	—	740,975

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(2)

Net income attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income loss of their respective joint ventures. Net income loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income loss of Teekay’s publicly-traded subsidiaries.

(3)

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains or losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

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(4)

In addition to Teekay Parent’s CFVO, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the nine months ended September 30, 2014, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $130.8 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.

(5)	CFVO – Equity investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP measure.

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TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to (loss) income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned Conventional Tankers	In-Chartered Conventional Tankers	FPSOs	Other (1)	Corporate G&A	Teekay Parent Total
Revenues	3,309	17,325	63,998	21,270	—	105,902

Voyage expenses	(2,130)	(1,739)	(6)	—	—	(3,875)
Vessel operating expenses	(767)	(5,480)	(54,315)	(7,413)	—	(67,975)
Time-charter hire expense	—	(13,718)	(7,530)	(10,684)	—	(31,932)
Depreciation and amortization	(713)	—	(21,145)	542	—	(21,316)
General and administrative	(146)	(829)	(5,427)	1,517	(4,068)	(8,953)
Gain on sale of vessels and equipment (2)	—	—	1,217	7,285	—	8,502
Restructuring charges	—	—	—	(434)	—	(434)

(Loss) income from vessel operations	(447)	(4,441)	(23,208)	12,083	(4,068)	(20,081)

Reconciliation of (loss) income from vessel operations to cash flow from vessel operations

(Loss) income from vessel operations	(447)	(4,441)	(23,208)	12,083	(4,068)	(20,081)
Depreciation and amortization	713	—	21,145	(542)	—	21,316
Gain on sale of vessels and equipment (2)	—	—	(1,217)	(7,285)	—	(8,502)
Amortization of in-process revenue contracts and other	—	—	(6,580)	—	—	(6,580)
Realized gains (losses) from the settlements of non-designated derivative instruments	11	—	(167)	—	—	(156)

CFVO - Consolidated(3)(4)	277	(4,441)	(10,027)	4,256	(4,068)	(14,003)
CFVO - Equity(5)	1,577	—	(285)	(349)	—	943

CFVO - Total	1,854	(4,441)	(10,312)	3,907	(4,068)	(13,060)

(1)	Includes results of two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.
(2)

Teekay Parent recognized a gain on sale of an office building and a gain on the sale of conventional tanker commercial management and technical management operations to TNK, which is eliminated on consolidation.

(3)

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents Teekay Parent’s CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(4)

In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended September 30, 2014, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $43.8 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.

(5)

CFVO – Equity Investments represents Teekay Parent’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income (loss) from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned Conventional Tankers	In-Chartered Conventional Tankers	FPSOs	Other (1)	Corporate G&A	Teekay Parent Total
Revenues	16,496	51,172	170,551	74,904	—	313,123

Voyage expenses	(5,803)	(2,697)	(6)	(44)	—	(8,550)
Vessel operating expenses	(4,109)	(16,529)	(159,238)	(19,730)	—	(199,606)
Time-charter hire expense	—	(41,640)	(20,902)	(33,320)	—	(95,862)
Depreciation and amortization	(1,503)	—	(57,226)	111	—	(58,618)
General and administrative	(677)	(2,384)	(16,978)	1,517	(13,088)	(31,610)
Success fee from daughter	—	—	—	1,600	—	1,600
Loan loss recoveries(2)	—	—	2,521	—	—	2,521
(Loss) gain on sale of vessels and equipment(2)	(502)	—	1,217	7,285	—	8,000
Restructuring charges	—	—	—	(1,091)	—	(1,091)

Income (loss) from vessel operations	3,902	(12,078)	(80,061)	31,232	(13,088)	(70,093)

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	3,902	(12,078)	(80,061)	31,232	(13,088)	(70,093)
Depreciation and amortization	1,503	—	57,226	(111)	—	58,618
Loan loss recoveries(2)	—	—	(2,521)	—	—	(2,521)
Loss (gain) on sale of vessels and equipment (2)	502	—	(1,217)	(7,285)	—	(8,000)
Amortization of in-process revenue contracts and other	—	—	(19,740)	—	—	(19,740)
Realized losses from the settlements of non-designated derivative instruments	(285)	—	(745)	—	—	(1,030)

CFVO - Consolidated(3)(4)	5,622	(12,078)	(47,058)	23,836	(13,088)	(42,766)
CFVO - Equity(5)	3,282	—	(925)	(262)	—	2,095

CFVO - Total	8,904	(12,078)	(47,983)	23,574	(13,088)	(40,671)

(1)

Includes the results of two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore, interest income received from an investment in term loan, fees earned from managing TIL vessel transactions of $4.0 million included in revenues, and a one-time $1.6 million success fee payment received from Teekay Offshore upon the acquisition of ALP Maritime Services B.V. in March 2014.

(2)

Teekay Parent recognized a loss relating to the sale of four conventional tankers to TIL, a recovery of a receivable for an FPSO front-end engineering and design study which had previously been provided for, a gain on sale of an office building, and a gain on the sale of conventional tanker commercial management and technical management operations to Teekay Tankers which is eliminated on consolidation.

(3)

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts.

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CFVO – Consolidated represents Teekay Parent’s CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(4)

In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the nine months ended September 30, 2014, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $130.8 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.

(5)

CFVO – Equity Investments represents Teekay Parent’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX D – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT FREE CASH FLOW

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent free cash flow for the three months ended September 30, 2014, June 30, 2014, March 31, 2014, December 31, 2013, and September 30, 2013. The Company defines free cash flow, a non-GAAP financial measure, as cash flow from vessel operations attributed to its directly-owned and in-chartered assets, net of interest expense and drydock expenditures in the respective period (collectively, OPCO); and distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), net of Teekay Parent corporate general and administrative expenditures in the respective period (collectively, GPCO).

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2014	2014	2014	2013	2013
Teekay Parent OPCO Cash Flow
Teekay Parent cash flow from vessel operations (1)
Owned Conventional Tankers	277	855	4,490	232	883
In-Chartered Conventional Tankers	(4,441)	(4,818)	(2,819)	(9,292)	(8,672)
FPSOs	(10,027)	(23,126)	(13,906)	(4,932)	(24,214)
Other (2)	5,021	7,174	12,408	3,355	1,386

Total (3)	(9,170)	(19,915)	173	(10,637)	(30,617)
Less:
Net interest expense (4)	(13,000)	(15,015)	(16,151)	(12,039)	(16,576)
Dry dock expenditures	(2,673)	(378)	(549)	(2,056)	(607)

Teekay Parent OPCO Cash Flow	(24,843)	(35,308)	(16,527)	(24,732)	(47,800)

Teekay Parent GPCO Cash Flow
Daughter company distributions to Teekay Parent (5)
Limited Partner interest (6)
Teekay LNG Partners	17,439	17,439	17,439	17,439	17,016
Teekay Offshore Partners	12,819	12,819	12,819	12,819	12,507
General partner interest
Teekay LNG Partners	7,883	7,883	7,568	7,566	6,320
Teekay Offshore Partners	4,880	4,880	4,868	4,867	3,671
Other Dividends
Teekay Tankers (6)(7)	756	629	629	629	629

Total Daughter Distributions	43,777	43,650	43,323	43,320	40,143

Less: Corporate general and administrative expenses	(4,068)	(3,362)	(5,658)	(6,314)	(3,914)

Total Parent GPCO Cash Flow	39,709	40,288	37,665	37,006	36,229
TOTAL TEEKAY PARENT FREE CASH FLOW	14,866	4,980	21,137	12,274	(11,571)

Total Teekay Parent Free Cash Flow per share	0.21	0.07	0.30	0.17	(0.16)

Weighted-average number of common shares - Basic	72,393,072	72,036,526	71,328,577	70,781,695	70,755,282

(1)

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write downs, gains or losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. For further details for the three months ended September 30, 2014, including a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, please refer to Appendix C to this release; for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure for the three months ended June 30, 2014, March 31, 2014, December 31, 2013, and September 30, 2013, please refer to Appendix E to this release.

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(2)	Includes $0.8 million for the three months ended September 30, 2014 relating to 50 percent of the CFVO from Tanker Operations.
(3)	Excluding corporate general and administrative expenses relating to GPCO.
(4)

The three month period ended September 30, 2014 excludes a realized loss on an interest rate swap related to the debt facility secured by the Petrojarl Knarr FPSO unit of $4.1 million. Net interest expense is a non-GAAP financial measure that includes realized gains and losses on interest rate swaps. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(5)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.
(6)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly traded subsidiary and period as follows:

	Three Months Ended
	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
Teekay LNG Partners
Distribution per common unit	$0.6918	$0.6918	$0.6918	$0.6918	$0.6750
Common units owned by Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$17,439,084	$17,439,084	$17,439,084	$17,439,084	$17,015,585
Teekay Offshore Partners
Distribution per common unit	$0.5384	$0.5384	$0.5384	$0.5384	$0.5253
Common units owned by Teekay Parent	23,809,468	23,809,468	23,809,468	23,809,468	23,809,468

Total distribution	$12,819,018	$12,819,018	$12,819,018	$12,819,018	$12,507,114
Teekay Tankers Ltd.
Dividend per share	$0.03	$0.03	$0.03	$0.03	$0.03
Shares owned by Teekay Parent (7)	25,197,475	20,976,530	20,976,530	20,976,530	20,976,530

Total dividend	$755,924	$629,296	$629,296	$629,296	$629,296

(7)	Includes Class A and Class B shareholdings.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS - CONSOLIDATED

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of consolidated CFVO for the three months ended September 30, 2014 and September 30, 2013. CFVO, a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended September 30, 2014 (unaudited)
	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Income (loss) from vessel operations	62,541	45,671	6,013	(20,081)	(5,755)	88,389
Depreciation and amortization	49,759	23,309	12,451	21,316	—	106,835
Amortization of in process revenue contracts and other	(3,212)	(1,991)	—	(6,580)	—	(11,783)
Realized (losses) gains from the settlements of non-designated derivative instruments	(278)	—	—	(156)	—	(434)
Asset impairment	4,759	—	—	—	—	4,759
(Gain) loss on sale of vessels and equipment	—	—	—	(8,502)	7,285	(1,217)
Cash flow from time-charter contracts, net of revenue accounted for as direct finance leases	1,061	4,466	—	—	—	5,527

Cash flow from vessel operations - Consolidated	114,630	71,455	18,464	(14,003)	1,530	192,076

	Three Months Ended September 30, 2013 (unaudited)
	Teekay Offshore(1)	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
(Loss) income from vessel operations	(18,646)	42,627	(9,730)	(44,170)	—	(29,919)
Depreciation and amortization	51,920	24,440	11,935	20,819	—	109,114
Amortization of in process revenue contracts and other	(3,249)	(278)	—	(10,708)	—	(14,235)
Unrealized losses (gains) from the change in fair value of designated derivative instruments	—	—	—	19	—	19
Realized (losses) gains from the settlements of non designated derivative instruments	(360)	903	—	(1,471)	—	(928)
Asset impairments / gain on sale of vessels and equipment	56,937	3,804	10,399	980	—	72,120
Cash flow from time-charter contracts, net of revenue accounted for as direct finance leases	867	1,795	—	—	—	2,662

Cash flow from vessel operations - Consolidated	87,469	73,291	12,604	(34,531)	—	138,833

(1)	The results of Teekay Offshore include the results from both continuing and discontinued operations.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS – EQUITY ACCOUNTED VESSELS

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of cash flow from vessel operations for equity accounted vessels for the three months ended September 30, 2014 and September 30, 2013. CFVO, a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended September 30, 2014 (unaudited)		Three Months Ended September 30, 2013 (unaudited)
	At 100%	Company’s Portion(1)	At 100%	Company’s Portion(2)
Revenues	325,092	144,385	224,638	105,245
Vessel and other operating expenses	(191,731)	(84,074)	(101,075)	(47,713)
Depreciation and amortization	(35,993)	(16,212)	(28,252)	(14,280)
Gain on sale of vessels	16,234	8,117	—	—

Income from vessel operations of equity accounted vessels	113,602	52,216	95,311	43,252

Interest expense	(25,758)	(11,102)	(24,513)	(11,532)
Realized and unrealized gain (loss) on derivative instruments	526	260	(9,846)	(3,563)
Other income - net	133	214	(3,440)	(1,404)

Net income of equity accounted vessels	88,503	41,588	57,512	26,753

Pro forma equity income from Teekay Operations	—	(1,656)	—	—

Equity income of equity accounted vessels	88,503	39,932	57,512	26,753

Income from vessel operations of equity accounted vessels	113,602	52,216	95,311	43,252
Depreciation and amortization	35,993	16,212	28,252	14,280
Gain on sale of vessels	(16,234)	(8,117)	—	—
Cash flow from time-charter contracts net of revenue accounted for as direct finance lease	7,520	2,719	7,309	2,652
Amortization of in-process revenue contracts and other	(4,047)	(2,057)	(7,427)	(3,818)

Cash flow from vessel operations of equity accounted vessels(3)	136,834	60,973	123,445	56,366

Pro forma CFVO from Teekay Operations	—	(1,530)	—	—

Cash flow from vessel operations of equity accounted vessels(3)	136,834	59,443	123,445	56,366

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 13 percent to 52 percent.
(2)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 33 percent to 52 percent.
(3)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP MEASURES

CASH FLOW FROM VESSEL OPERATIONS – TEEKAY PARENT

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent cash flow from vessel operations for the three months ended June 30, 2014, March 31, 2014, December 31, 2013, and September 30, 2013. CFVO, a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended June 30, 2014 (unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total
Teekay Parent (loss) income from vessel operations	(161)	(4,818)	(31,719)	6,686	(3,362)	(33,374)
Depreciation and amortization	710	—	17,746	488	—	18,944
Loan loss recoveries	—	—	(2,521)	—	—	(2,521)
Loss on sale of vessels and equipment	340	—	—	—	—	340
Amortization of in process revenue contracts and other	—	—	(6,580)	—	—	(6,580)
Realized losses from the settlements of non-designated foreign derivative instruments	(34)	—	(52)	—	—	(86)

Cash flow from vessel operations - Teekay Parent	855	(4,818)	(23,126)	7,174	(3,362)	(23,277)

	Three Months Ended March 31, 2014 (unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total
Teekay Parent income (loss) from vessel operations	4,510	(2,819)	(25,135)	12,465	(5,658)	(16,638)
Depreciation and amortization	80	—	18,335	(57)	—	18,358
Loss on sale of vessels and equipment	162	—	—	—	—	162
Amortization of in process revenue contracts and other	—	—	(6,580)	—	—	(6,580)
Realized losses from the settlements of non-designated foreign derivative instruments	(262)	—	(526)	—	—	(788)

Cash flow from vessel operations - Teekay Parent	4,490	(2,819)	(13,906)	12,408	(5,658)	(5,486)

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	Three Months Ended December 31, 2013 (unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total
Teekay Parent (loss) income from vessel operations	(93,160)	(9,292)	(15,452)	12,485	(6,314)	(111,733)
Depreciation and amortization	2,602	—	18,995	(457)	—	21,140
Asset impairments and provisions (recoveries)	90,813	—	2,634	(8,713)	—	84,734
Loss on sale of vessel	—	—	—	40	—	40
Amortization of in process revenue contracts and other	—	—	(10,691)	—	—	(10,691)
Realized losses from the settlements of non-designated foreign exchange forward contracts	(23)	—	(418)	—	—	(441)

Cash flow from vessel operations - Teekay Parent	232	(9,292)	(4,932)	3,355	(6,314)	(16,951)

	Three Months Ended September 30, 2013 (unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total
Teekay Parent loss (income) from vessel operations	(1,634)	(8,672)	(32,692)	2,742	(3,914)	(44,170)
Depreciation and amortization	2,582	—	19,670	(1,433)	—	20,819
Loss provision	—	—	—	1,141	—	1,141
Gain on sale of vessel	—	—	—	(161)	—	(161)
Amortization of in process revenue contracts and other	—	—	(10,708)	—	—	(10,708)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	19	—	—	—	—	19
Realized losses from the settlements of non-designated foreign exchange forward contracts	(84)	—	(484)	(903)	—	(1,471)

Cash flow from vessel operations - Teekay Parent	883	(8,672)	(24,214)	1,386	(3,914)	(34,531)

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET REVENUES

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of net revenues for the three and nine months ended September 30, 2014 and September 30, 2013. Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net revenues is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

							Nine Months Ended
	Three Months Ended September 30, 2014						September 30, 2014
	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated	Teekay Corporation Consolidated
Revenues	258,442	100,776	53,470	105,902	(28,407)	490,183	1,448,931
Voyage expense	(28,622)	(448)	(2,872)	(3,875)	1,634	(34,183)	(102,634)

Net revenues	229,820	100,328	50,598	102,027	(26,773)	456,000	1,346,297

							Nine Months Ended
	Three Months Ended September 30, 2013						September 30, 2013
	Teekay Offshore(1)	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated	Teekay Corporation Consolidated
Revenues	236,040	100,692	39,479	103,988	(25,404)	454,795	1,336,539
Voyage expense	(28,693)	(373)	(483)	154	1,373	(28,022)	(80,491)

Net revenues	207,347	100,319	38,996	104,142	(24,031)	426,773	1,256,048

(1)	The results of Teekay Offshore include the results from both continuing and discontinued operations.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET INTEREST EXPENSE – TEEKAY PARENT

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent net interest expense for the three months ended September 30, 2014, June 30, 2014, March 31, 2014, December 31, 2013, and September 30, 2013. Net interest expense is a non-GAAP financial measure that includes realized gains and losses on interest rate swaps. Net interest expense is not required by GAAP and should not be considered as an alternative to interest expense or any other indicator of the Company’s performance required by GAAP.

	Three months ended
	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
Interest expense	(52,206)	(49,656)	(49,333)	(48,382)	(45,817)
Interest income	2,786	793	1,783	5,129	1,543

Net interest expense - consolidated	(49,420)	(48,863)	(47,550)	(43,253)	(44,274)
Less:
Non-Teekay Parent net interest expense	(37,944)	(38,088)	(35,135)	(35,130)	(31,604)

Interest expense net of interest income - Teekay Parent	(11,476)	(10,775)	(12,415)	(8,123)	(12,670)
Add:
Teekay Parent realized losses on interest rate swaps (1)	(1,524)	(4,240)	(3,736)	(3,916)	(3,906)

Net interest expense - Teekay Parent	(13,000)	(15,015)	(16,151)	(12,039)	(16,576)

(1)

Realized losses on interest rate swaps excludes a realized loss on the interest rate swap related to the debt facility secured by the Petrojarl Knarr FPSO unit of $4.1 million for the three months ended September 30, 2014 and excludes a realized gain on the termination of a swap agreement of $1.0 million for the three months ended March 31, 2014.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: future growth opportunities and market conditions; the timing for implementation of the Company’s new dividend policy, the amount of the initial dividend increase from the current level, and expected increases over the three years following the initial dividend increase; the anticipated sale of the Petrojarl Knarr FPSO unit to Teekay Offshore, including the sale price, the anticipated commencement of the Petrojarl Knarr FPSO charter contract in the fourth quarter of 2014, and the timing and certainty of Teekay Parent completing the sale; the dividend contributions of any future projects awarded to the Company’s daughter companies; expected growth of Teekay Offshore and Teekay LNG and its impact on Teekay Parent; the total cost and timing for the delivery of newbuilding and conversion projects and the commencement of associated time-charter contracts; the timing and certainty of Teekay Offshore’s joint venture with Odebrecht finalizing the contract for the Libra FPSO project with Petrobras; the timing, certainty and purchase price of pending and future Teekay Offshore and Teekay LNG vessel acquisitions; and the timing and certainty of the charterer resolving the subsea issues relating to the Foinaven field and revenues generated from the Foinaven FPSO. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSO and FPSO units; decreases in oil production by, or increased operating expenses for, FPSO units; fluctuations in global oil prices; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; delays in commencement of operations of FPSO and FSO units at designated fields; changes in the Company’s expenses; the Company and its publicly-traded subsidiaries’ future capital expenditure requirements and the inability to secure financing for such requirements; the amount of future distributions by the Company’s daughter companies to the Company; the amount of Teekay Parent and daughter subsidiary expenses; failure by Teekay Offshore’s joint venture with Odebrecht to complete final contract negotiations with Petrobras for the Libra FPSO project; potential delays in the commencement of operations of the Petrojarl Knarr FPSO unit and potential failure of the FPSO unit to be sold to Teekay Offshore; the inability to successfully complete the operational testing of the Hi-Load DP unit and achieve final acceptance of the unit from Petrobras; failure by Teekay Offshore and Teekay LNG to complete its vessel acquisitions; the inability of the Company to complete vessel sale transactions to its public-traded subsidiaries or to third parties, including obtaining Board of Directors and Conflicts Committee approvals; failure of the respective Board of Directors of the general partners of Teekay Offshore and Teekay LNG to approve future distribution increases; failure by the charterer to resolve the subsea issues relating to the Foinaven field; conditions in the United States capital markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2013. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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